Exhibit 12.1

The Dow Chemical Company and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2004	2003	2002	2001	2000	1999
	(in millions)
Net income (loss) from continuing operations	$469	$1,739	$(405)	$(417)	$1,675	$1,637
Add (deduct):
Income taxes	204	(82)	(280)	(228)	839	874
Capitalized interest	(14)	(48)	(51)	(54)	(98)	(96)
Amortization of capitalized interest	16	65	62	60	58	58
Equity in earnings of nonconsolidated affiliates	(140)	(322)	(40)	(29)	(354)	(95)
Distributed income of nonconsolidated affiliates	124	129	92	54	132	153
Minority interests’ share in income	30	94	63	32	72	74
Preferred security dividends of consolidated subsidiaries	(13)	(53)	(56)	(45)	(40)	(19)

Income (loss) as adjusted	676	1,522	(615)	(627)	2,284	2,586
Fixed charges:
Interest expense including amortization of debt discount and capitalized debt costs	186	828	774	733	665	564
Capitalized interest	14	48	51	54	98	96
Preferred security dividends of consolidated subsidiaries	13	53	56	45	40	19
Rental expense—interest component	30	121	126	128	128	131

Total fixed charges	243	1,050	1,007	960	931	810

Adjusted earnings available for the payment of fixed charges	$919	$2,572	$392	$333	$3,215	$3,396
Ratio of earnings to fixed charges	3.8	2.4	(a )	(b )	3.5	4.2

(a)	As a result of a pretax charge of $828 million related to Union Carbide Corporation’s potential asbestos-related liability and pretax merger-related expenses and restructuring of $280 million, earnings for the year ended December 31, 2002 were inadequate to cover fixed charges, with a deficiency of $615 million.
(b)	As a result of $1,487 million in pretax costs recorded for merger-related expenses and restructuring, earnings for the year ended December 31, 2001 were inadequate to cover fixed charges, with a deficiency of $627 million.